Exhibit 3.1

CERTIFICATE OF AMENDMENT OF

ARTICLES OF INCORPORATION

OF OVERLAND STORAGE, INC.

Christopher Calisi and Vernon A. LoForti certify that:

1.             They are the President and Secretary, respectively, of Overland Storage, Inc. (the “Corporation”), a California corporation.

2.             Article III of the Articles of Incorporation of this Corporation is hereby amended to read in its entirety as follows:

“The Corporation is authorized to issue one class of shares to be designated Common Stock (“Common Stock”).  The total number of shares of Common Stock that the Corporation is authorized to issue is forty-five million (45,000,000).”

3.             The foregoing amendment to the Corporation’s Articles of Incorporation has been duly approved by the board of directors.

4.             The foregoing amendment to the Corporation’s Articles of Incorporation has been duly approved by the required vote of shareholders in accordance with Section 902 of the California Corporations Code. The Corporation has only one class of shares and the number of outstanding shares entitled to vote with respect to the foregoing amendment was 14,261,738. The number of shares voting in favor of the foregoing amendment equaled or exceeded the vote required. The percentage vote required was more than 50%.

The undersigned, Christopher Calisi and Vernon A. LoForti, declare this November 15, 2005, at the City and County of San Diego, California under penalty of perjury under the laws of the State of California that each has read the foregoing certificate and knows the contents thereof and that the same is true of his own knowledge.

By:	/s/ Christopher Calisi
Christopher Calisi, President

By:	/s/ Vernon A. LoForti
Vernon A. LoForti, Secretary